Exhibit 2.1

December 15, 2003

Mr. Richard C. Pfenniger, Jr.
President
Maxicare, Inc.
80 S.W. 8th Street, Suite 2350
Miami, Florida 33130

     Re: Maxicare, Inc., a Delaware corporation (“Maxicare”)

Dear Mr. Pfenniger:

     This Letter Agreement is entered into as of the 15th day of December 2003, by and between Maxicare and United Home Care Services, Inc., a Florida non-profit corporation (“United”).

     Maxicare owns and operates a Medicare certified home health agency in Broward County, Florida (the “Business”). Upon a future date, which is to be determined, Maxicare intends to transfer its Medicare fee-for-service component of its Business. As consideration for the transfer of the Medicare fee-for-service component of the Business, United, subject to the terms and conditions of this Letter Agreement, will hire certain employees of Maxicare thereby eliminating Maxicare’s cost and liability associated with payroll, benefits and severance of those certain employees. United will not acquire any of the assets or liabilities of the Business, other than those specifically detailed in this Letter Agreement.

     Upon transfer of its Medicare fee-for-service business, Maxicare desires to ensure that its patients who are receiving home health services upon the date of transfer continue to be able receive quality services. United has agreed to accept any and all Maxicare patients who desire to continue to receive home health services on a Medicare fee-for-service basis. In order to ensure that such patients will receive the same level of care and quality as has been provided by Maxicare, United also agrees, subject to the terms and conditions of this Letter Agreement, to engage certain Maxicare employees who will be terminated by Maxicare following the transfer of the Medicare fee-for-service component of its Business. In consideration of United’s agreement to accept the affected patients and to provide quality services through the engagement of the former Maxicare employees, Maxicare will make its patients aware that United is available to continue their services and will help to facilitate any transition of patients by providing medical records and other documentation necessary.

     United will not acquire any of the assets or liabilities of Maxicare or the Business, and expressly disclaims any such acquisitions. Other than the mutual agreements and promises made herein, no remuneration or other compensation shall be transferred between Maxicare and United.

     Therefore, in consideration of the mutual agreements contained in this Letter Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, agree as follows:

     1.     Transition of Patients.

A. Attached to this Letter Agreement as Exhibit A is a list of identifier numbers of Medicare fee-for-service patients presently being cared for by Maxicare which will be discharged by Maxicare (the “Transition Patients”) during the thirty (30) calendar day period immediately following the Transition Date, as defined herein, (the “Transition Period”). United hereby agrees to accept the Transition Patients as new patients, with the consent and agreement of such Transition Patients, and immediately initiate a Plan of Care (“POC”) as indicated by each Transition Patient’s referring physician. If any of the Transition Patients agreeing to become new patients of United require re-certification, United shall conduct the necessary assessments to timely complete the re-certification. Provided that a Transition Patient consents to the continuation of care by United, United shall take reasonable action to avoid any and all disruption to the Transition Patients’ continuity of care pursuant to the appropriate POC.

B. Maxicare represents and warrants that it shall not to disclose to United any protected health information as defined in the Health Insurance Portability and Accountability Act (“HIPAA”), (as codified at 45 C.F.R. § 164.501) other than as permitted by the HIPAA privacy regulations (45 C.F.R. Parts 160 and 164), and that it shall take, and has taken, all reasonable steps to ensure that any information set forth on Exhibit A is being provided in accordance with such provisions.

     2.     Transition of Employees.

A. Attached to this Letter Agreement as Exhibit B is a partial list of Maxicare’s employees, their positions and salaries, as of the Transition Date (the “Immediate Employees”). Maxicare shall terminate the Immediate Employees on the Transition Date. United hereby agrees to hire the Immediate Employees as of the Transition Date, and further agrees either to promptly reimburse the Immediate Employees for COBRA payments related to the continuation of health insurance benefits until such time as the Immediate Employees are eligible to participate in United’s group health insurance plan or to offer comparable health insurance benefits beginning on the Transition Date. Maxicare represents and warrants that there are not EEOC liabilities and/or any outstanding Worker’s Compensation liabilities. In addition, United hereby agrees to retain the Immediate Employees for a period of not less than sixty (60) calendar days following the Transition Date. Notwithstanding the foregoing, the hiring of each of the Immediate Employees shall be subject to the satisfaction of any and all background checks and policies currently in effect by United, and any continued employment shall be subject to each such employee’s compliance with all policies and procedures currently in effect or which may be instituted in the future.

B. Attached to this Letter Agreement as Exhibit C is a partial list of Maxicare’s employees, their positions and salaries, as of the Transition Date (the “Transition Employees”). During the Transition Period, as the Transition Patients are discharged by Maxicare, Maxicare shall terminate the Transition Employees effective as of each Transition Employee’s termination date (the “Transition Employee Termination Date”). United hereby agrees to hire the Transition Employees as of each Transition Employee Termination Date, and further agrees either to promptly reimburse each Transition Employee for COBRA payments related to the continuation of health insurance benefits until such time as each Transition Employee is eligible to participate in United’s group health insurance plan or to offer comparable health insurance benefits beginning on the Transition

Employee’s Termination Date. In addition, United hereby agrees to retain each Transition Employee for a period of not less than sixty (60) calendar days following each Transition Employee Termination Date. Notwithstanding the foregoing, the hiring of each of the Transition Employees shall be subject to the satisfaction of any and all background checks and policies currently in effect by United, and any continued employment shall be subject to each such employee’s compliance with all policies and procedures currently in effect or which may be instituted in the future.

C. Attached to this Letter Agreement as Exhibit D is a partial list of Maxicare’s employees, their positions and salaries, as of the Transition Date (the “Retained Employees”). The Retained Employees shall continue their employment with Maxicare and provide such services as necessary to conclude Maxicare’s business. At such time as Maxicare concludes the discharge of all its patients and transfers its business, Maxicare shall terminate the Retained Employees and their eligibility to participate in Maxicare’s employee benefit plans will terminate (“Retained Employee Termination Date”). United hereby agrees to hire the Retained Employees as of each Retained Employee Termination Date, and further agrees either to promptly reimburse each Retained Employee for COBRA payments related to the continuation of health insurance benefits until such time as each Retained Employee is eligible to participate in United’s group health insurance plan or to offer comparable health insurance benefits beginning on the Retained Employee’s Termination Date. In addition, United hereby agrees to retain each Retained Employee for a period of not less than sixty (60) calendar days following each Retained Employee Termination Date. Notwithstanding the foregoing, the hiring of each of the Retained Employees shall be subject to the satisfaction of any and all background checks and policies currently in effect by United, and any continued employment shall be subject to each such employee’s compliance with all policies and procedures currently in effect or which may be instituted in the future.

D. United’ agreements under this Section 2 shall be contingent upon the representations and warranties of Maxicare set forth in Section 4 below being true and correct.

     3.     Transition Date. For purposes of this Agreement, the Transition Date shall be December 18, 2003.

     4.     Authority. United hereby represents and warrants to Maxicare that it has the requisite regulatory authority, licenses, certification and personnel necessary to assume the care and treatment of the Initial Patients and the Transition Patients and to perform its obligations pursuant to this Letter Agreement. Maxicare represents and warrants to United that all of the Initial Patients and the Transition Patients have been duly and properly admitted to receive medically necessary home health services from Maxicare under a valid POC prior to the Transition Date. Maxicare further represents and warrants that all of the Immediate Employees and all of the Transition Employees are duly licensed and certified to provide Medicare-covered home health services as of the Transition Date, and that no Immediate Employee or Transition Employee has been sanctioned, debarred or excluded from participation in any federal or state health care program.

     5.     Cooperation. Maxicare and United shall take such reasonably actions as shall be reasonably requested by Maxicare or United to carry out the transition of patients and the hiring of employees as contemplated by this Letter Agreement.

     6.     Transfer of Patient Records. Effective as of the Transition Date, Maxicare shall make available to United copies of medical records for each Transition Patient who agrees to receive continuing services from United. United agrees and acknowledges that it shall comply with all applicable state and federal laws and regulations pertaining to patient records, including, but not limited to, patient confidentiality, and patient right of access, including, but not limited to, the provisions of the Health Insurance Portability and Accountability Act of 1996, and those of §400.491, Florida Statute which require that home health records be maintained by the home health agency for five (5) years following termination of services.

     7.     Publicity.

A. In order to facilitate the transition of patients pursuant to the terms of this Letter Agreement, Maxicare shall communicate orally and in writing to all of the Immediate Patients and all of the Transition Patients (or their legal guardian or caretaker, as may be applicable) notice of Maxicare’s transfer of its Medicare fee-for-service business and the agreement of United to provide continuing services. Such communication shall be made at the sole expense of Maxicare, and the content of such communications shall be subject to the approval of United, which consent shall not be unreasonably withheld or delayed.

B. Subject to applicable law, all press releases and other publicity released by United, except as required by applicable law, concerning the transition of patients contemplated by this Letter Agreement will be subject to the review and approval of Maxicare, which consent shall not be unreasonably withheld or delayed.

     8.     Costs and Expenses. Unless otherwise provided herein, each of the parties hereto shall bear such party’s own expenses in connection with this Letter Agreement and the transition of patients contemplated hereby.

     9.     Governing Law. The provisions of this Letter Agreement shall be governed by and construed in accordance with the laws of the State of Florida (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction). Each party hereto irrevocably submits to the jurisdiction of the Circuit Court of the State of Florida, Miami-Dade County, in any action or proceeding arising out of or relating to this Letter Agreement, and each party hereby irrevocably agrees that all claims in respect of any such action or proceeding must be brought and/or defended in such court; provided, however, that matters which are under the exclusive jurisdiction of the Federal courts shall be brought in the Federal District Court for the Southern District of Florida. Each party hereto consents to service of process by any means authorized by the applicable law of the forum in any action brought under or arising out of this Letter Agreement, and each party irrevocably waives, to the fullest extent each may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

     10.     Entire Agreement, Amendments and Waivers. This Letter Agreement, together with all exhibits hereto, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Letter Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Letter Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

     11.     Binding Effect and Assignment. This Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Letter Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other party. Nothing in this Letter Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

     12.     Multiple Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Sincerely,

United Home Care Services, Inc.

By: /s/ Jose R. Fox

Jose. R. Fox President/CEO

Agreed to and accepted by:

Maxicare, Inc., a Delaware corporation

By: /s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr., President

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